Exhibit 2

For Immediate Release	3 November 2015

WPP PLC (“WPP”)

Voting rights and Capital 31 October 2015

WPP confirms that its capital consists of 1,326,999, 504 ordinary shares with voting rights.

WPP holds 34,619,468 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,292,380,036 shares.

The figure 1,292,380,036 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204